UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For February 12, 2009

PATNI COMPUTER SYSTEMS LIMITED

Akruti Softech Park , MIDC Cross Road No 21,
Andheri (E) , Mumbai - 400 093, India

 (Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

Subject: Outcome of the Board Meeting

This is to inform you that the Board of Directors, at the Meeting held on 11th & 12th February 2009, have taken on record / approved the following:

(i) Appointment of Mr. Jeya Kumar as ‘Manager’ under the Companies Act, 1956. Mr. Jeya Kumar is designated as Chief Executive Officer of the Company. His appointment is subject to approval of the Shareholders and the Central Government under the provisions of the Companies Act, 1956 and other statutory requirements.

(ii) Resignation of Mr. Louis Theodoor van den Boog as an Executive Director of the Company. However, he will continue as a Non-executive Director on the Board of Directors of the Company.

(iii) Mr. N K Patni, the present Chairman & CEO, will cease to be CEO of the Company and he will continue to be a Chairman of the Board / Company.

All the above appointment / resignation / cessation will be effective on the date Mr. Jeya Kumar will assume the office of CEO after getting the requisite ‘work permit’ from the concerned authorities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PATNI COMPUTER SYSTEMS LIMITED

Dated: February 12, 2009	By:	/s/ ARUN KANAKAL
Arun Kanakal
Company Secretary